August 25, 2010

William McGinnis, CEO
National Technical Systems, Inc.
24007 Ventura Boulevard, Suite 200
Calabasas, CA 91302

> **Re:** **National Technical Systems, Inc.**
> **Form 10-K for Fiscal Year Ended January 31, 2010**
> **Filed April 30, 2010**
> **File No. 000-16438**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed May 28, 2010**
> **File No. 000-16438**

Dear Mr. McGinnis:

We have completed our review of your filings and related documents and have no further comments at this time.

Sincerely,

John Reynolds
Assistant Director

cc: Raffy Lorentzian, CFO
Fax: (818) 591-0899